Exhibit (a)(1)(A)

COMPANY NOTICE

TO THE HOLDERS OF

NOVELL, INC.

0.50% CONVERTIBLE SENIOR DEBENTURES DUE 2024

CUSIP Number:

670006 AC 9

NOTICE IS HEREBY GIVEN that, pursuant to the provisions of the Indenture, dated as of July 2, 2004 (the “Original Indenture”), by and between Novell, Inc. (“Novell” or the “Company”) and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 9, 2006 (the “Supplemental Indenture” and, together with the Original Indenture, the “Indenture”), by and between the Company and the Trustee, relating to the Company’s 0.50% Convertible Senior Debentures due 2024 (the “Debentures”), the Company is obligated to offer to purchase on July 15, 2009 (the “Purchase Date”) all of the outstanding Debentures that are validly surrendered for purchase at the option of the holders (each, a “Holder”) thereof (the “Offer”).

Therefore, upon the tender of a Debenture by a Holder, the Company will pay, in cash, a purchase price (the “Purchase Price”) equal to 100% of the principal amount of the outstanding Debentures plus accrued and unpaid interest, if any, to (but excluding) the Purchase Date, subject to the terms and conditions of the Indenture, the Debentures and this Company Notice. Holders may surrender their Debentures from June 15, 2009 until 5:00 p.m., New York City time, on July 14, 2009.

The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to the Purchase Date will be paid to Holders as of the regular record date for such Interest Payment Date, and the Company expects that there will be no accrued and unpaid interest due as part of the Purchase Price. Unless the Company defaults in the payment of the Purchase Price in accordance with the Indenture, interest on the purchased Debentures will cease to accrue on and after the Purchase Date.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Debentures hold the Debentures through The Depository Trust Company (“DTC”) accounts and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”) over the Participant Terminal System (the “PTS”), subject to the terms and conditions of that system.

To exercise your option to have the Company purchase your Debentures and receive payment of the Purchase Price, you must validly deliver your Debentures through ATOP over DTC’s PTS, at any time during the period beginning on June 15, 2009 and ending at 5:00 p.m., New York City time, on July 14, 2009. Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on July 14, 2009. The Offer expires at 5:00 p.m., New York City time, on July 14, 2009.

The Paying Agent is Wells Fargo Bank, National Association. The address of the Paying Agent is:

Wells Fargo Bank, National Association

Corporate Trust Operations

Northstar East Building, 12th Floor

MAC No. N9303-121

608 Second Avenue South

Minneapolis, MN 55402

800-344-5128

This Company Notice is being sent to Holders pursuant to Section 11.02 of the Original Indenture and is subject to the Indenture and the Debentures, and nothing in this Company Notice is intended to modify or contradict the terms of the Indenture or the Debentures. Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Company Notice is June 15, 2009.

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. We urge you to read carefully the remainder of this document. The information in this summary and in the introductory pages preceding this summary is not complete and may not contain all of the information that is important to you. Additional important information is contained in the remainder of this document. We have included page references to the relevant sections of the document where you can find a more complete description of the topics addressed in this summary term sheet.

Unless we have indicated otherwise, references in this summary and the remainder of this document to “Novell,” the “Company,” “we,” “us” and “our” or similar terms are to Novell, Inc., the issuer of the Debentures.

1.	Who is offering to purchase my Debentures?

We are offering to purchase all of the Debentures that are validly surrendered for purchase at the option of the Holders. We issued the Debentures under the Original Indenture, dated as of July 2, 2004, as supplemented by the Supplemental Indenture, dated as of November 9, 2006. As of June 12, 2009, there was $121,668,000 aggregate principal amount of the Debentures outstanding. (Page 1)

2.	Why is Novell making the Offer?

We are required to make the Offer under Section 11.02 of the Original Indenture.

3.	How much is Novell offering to pay?

Under the terms of the Indenture and the Debentures, each Holder of the Debentures may require us to purchase the Holder’s Debentures on July 15, 2009 at a Purchase Price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to (but excluding) the Purchase Date. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to (but excluding) the Purchase Date will be paid to record holders as of the regular record date, July 1, for such Interest Payment Date, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. Unless we default in making payment of the Purchase Price, interest on the purchased Debentures will cease to accrue on and after the purchase date. (Page 1)

4.	What is the form of payment?

We will pay the Purchase Price in cash.

5.	Are the Debentures convertible into Common Stock?

Yes; the Debentures are convertible into shares of our common stock, par value $.10 per share (“Common Stock”), in accordance with and subject to the terms of the Indenture and the Debentures. As a Holder of Debentures, you may surrender the Debentures for conversion at any time prior to maturity, unless they have been previously purchased or redeemed. The conversion rate of the Debentures is 86.7905 shares of Common Stock per $1,000 principal amount of the Debentures, subject to certain terms and conditions set forth in the Indenture. (Page 1)

6.	How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Common Stock and the market for similar securities. As discussed in the answer to the preceding question, the Debentures are currently convertible into cash and shares of our Common Stock, as applicable, at a conversion rate of 86.7905 shares of our Common Stock per $1,000 principal amount of the Debentures. This represents a current conversion price per share of $11.52. Our Common Stock, into which the Debentures are convertible, is listed on the NASDAQ under the symbol “NOVL.” On June 12, 2009, the last reported sales price of our Common Stock on the NASDAQ was $4.15 per share. To the extent available, Holders are urged to obtain current market information for the Debentures and our Common Stock prior to making any decision with respect to the Offer. (Page 1)

7.	What does Novell think of the Offer?

Neither the Company nor our Board of Directors makes any recommendation as to whether you should surrender or refrain from surrendering your Debentures. (Page 2)

8.	When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on July 14, 2009. We do not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws. (Page 2)

9.	What are the conditions to Novell’s purchase of the Debentures?

Provided that our purchase of Debentures validly surrendered for purchase and not validly withdrawn is not unlawful and no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions.

10.	How do I surrender my Debentures?

To surrender your Debentures for purchase pursuant to the Offer, you must validly deliver your Debentures through ATOP over DTC’s PTS to the Trustee, as Paying Agent, at any time during the period beginning on June 15, 2009 and expiring at 5:00 p.m., New York City time, on July 14, 2009. If you are a DTC participant, you may do this yourself. If your Debentures are held by a broker, dealer, commercial bank, trust company or other nominee and you wish to surrender your Debentures, you must instruct such nominee to surrender the Debentures on your behalf.

Your right to surrender Debentures for purchase pursuant to the Offer expires at 5:00 p.m., New York City time, on July 14, 2009. You bear the risk of untimely surrender of your Debentures. You must allow sufficient time for completion of the necessary DTC procedures prior to 5:00 p.m., New York City time, on July 14, 2009. (Page 2)

11.	If I surrender, when will I receive payment for my Debentures?

We will forward to the Paying Agent, by 10:00 a.m., New York City time, on July 15, 2009, the appropriate amount of cash required to pay the total Purchase Price for the Debentures validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the Holders. (Page 3)

12.	Until what time can I withdraw previously surrendered Debentures?

You can withdraw Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on July 14, 2009. (Page 2)

13.	How do I withdraw previously surrendered Debentures?

In order to withdraw previously surrendered Debentures, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on July 14, 2009.

You bear the risk of untimely withdrawal of your Debentures. You must allow sufficient time for completion of the necessary DTC procedures prior to 5:00 p.m., New York City time, on July 14, 2009. (Pages 2-3)

14.	Do I need to do anything if I do not wish to surrender my Debentures for purchase?

No. If you do not properly surrender the Debentures as outlined above, we will not purchase your Debentures and such Debentures will remain outstanding subject to their existing terms. (Page 2)

15.	If I choose to surrender my Debentures for purchase, do I have to surrender all of my Debentures?

No. You may surrender all of your Debentures, a portion of your Debentures or none of your Debentures for purchase. If you wish to surrender a portion of your Debentures for purchase, however, you must surrender your Debentures in a principal amount of $1,000 or an integral multiple of $1,000. (Page 1)

16.	If I do not surrender my Debentures for purchase, will I continue to be able to exercise my conversion rights?

If you do not surrender your Debentures for purchase, your conversion rights will not be affected. You will continue to have the right to convert your Debentures, subject to the terms, conditions and adjustments specified in the Indenture and in the Debentures. (Page 1)

17.	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Debentures for purchase in the Offer?

A U.S. resident will generally recognize gain or loss upon the sale of a Debenture pursuant to the Offer equal to the difference between the U.S. resident’s amount realized upon the sale (other than amounts attributable to accrued interest that the U.S. resident was required to but had not previously included in income, which will be taxed as ordinary interest income) and such U.S. resident’s adjusted tax basis in the Debenture. You should seek the advice of your tax advisors concerning the U.S. federal income tax consequences of a sale of your Debentures to us in light of your specific situation. (Pages 5-7)

18.	Who is the Paying Agent?

Wells Fargo Bank, National Association, the Trustee for the Debentures, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the first page of this Company Notice. (Page 4)

19.	Who can I talk to if I have questions about the Offer?

For additional information or assistance, you should contact the Paying Agent at the address and telephone number set forth on the first page of this Company Notice. (Page 4)

TABLE OF CONTENTS

Important Information Concerning the Offer	1

The Company	1

The Debentures	1

The Offer	1

Procedures for Surrendering Debentures	2

Withdrawal Procedures	2

Payment of Purchase Price	3

Source of Funds	3

Purchases of Debentures by Novell	3

Purpose of the Offer	3

Agreements Involving the Company’s Securities	4

No Solicitation	4

Important Information Regarding U.S. Federal Income Tax Considerations	5

Other Information	8

Appendix A	9

We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and representations contained in this document and the related Tender Offer Statement on Schedule TO. If anyone makes any representation to you or gives you any information different from the representations and information contained in this document or the related Tender Offer Statement on Schedule TO, you must not rely upon that representation or information as having been authorized by us. We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Debentures pursuant to the Offer. You should rely only on the representations and information contained in this document and the related Tender Offer Statement on Schedule TO or to which we have referred you.

v

IMPORTANT INFORMATION CONCERNING THE OFFER

The Company

Novell, Inc. is a Delaware corporation. The address of our principal executive offices is 404 Wyman Street, Suite 500, Waltham, Massachusetts 02451. Our telephone number at these offices is 781-464-8000. Set forth at Appendix A are the names and titles of our current executive officers and directors.

The Debentures

The securities subject to this Offer are all of our outstanding 0.50% Convertible Senior Debentures due 2024. As of June 12, 2009, there was $121,668,000 aggregate principal amount of Debentures outstanding. There is no established reporting system or market for trading in the Debentures.

The Debentures are senior unsecured obligations of Novell. The Debentures rank equal in right of payment with all of our existing and future unsecured indebtedness. The Debentures are effectively subordinated to any secured indebtedness and to indebtedness and other liabilities of our subsidiaries.

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Common Stock and the market for similar securities. The Debentures are convertible into shares of our Common Stock in accordance with and subject to the terms of the Indenture and the Debentures. Holders may surrender the Debentures for conversion at any time prior to maturity, unless they have been previously purchased or redeemed. The conversion rate of the Debentures is 86.7905 shares of Common Stock per $1,000 principal amount of the Debentures, subject to certain terms and conditions set forth in the Indenture. This represents a current conversion price per share of $11.52. Our Common Stock, into which the Debentures are convertible, is listed on the NASDAQ under the symbol “NOVL.” On June 12, 2009, the last reported sales price of our Common Stock on the NASDAQ was $4.15 per share. To the extent available, Holders are urged to obtain current market information for the Debentures and our Common Stock prior to making any decision with respect to the Offer.

Subject to the terms and conditions set forth in Section 11.01 of the Indenture, if a Fundamental Change (as defined in the Indenture) occurs, the Holders may require us to purchase any Debentures not previously purchased by us at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to (but excluding) the purchase date for such Fundamental Change. If such a Fundamental Change were to occur, we would comply with the applicable requirements of the Exchange Act, including Rule 14e-5 promulgated thereunder, which could have the effect of delaying our purchase of the Debentures upon a Fundamental Change.

The Offer

Under the terms of the Indenture and the Debentures, each Holder of the Debentures may require us to purchase the Holder’s Debentures on July 15, 2009 at a Purchase Price equal to 100% of their principal amount plus accrued and unpaid interest, if any, to (but excluding) the date of purchase. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to (but excluding) the Purchase Date will be paid to record holders as of the regular record date, July 1, for such Interest Payment Date, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. Unless we default in making payment of the Purchase Price, interest on the purchased Debentures will cease to accrue on and after the Purchase Date. Under the terms of the Indenture and the Debentures, we are required to pay the Purchase Price with respect to any and all Debentures validly surrendered for purchase and not withdrawn. A Holder may surrender all, a portion or none of such Holder’s Debentures; however, we will accept Debentures surrendered for purchase only in principal amounts equal to $1,000 or an integral multiple thereof. Provided that our purchase of Debentures validly surrendered for purchase and not validly withdrawn is not unlawful and no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions.

The Purchase Price is based solely on the requirements of the Indenture and the Debentures and bears no relationship to the market price of the Debentures or of our Common Stock. Accordingly, the Purchase Price may be higher or lower than the current market price of the Debentures. Holders of the Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and our Common Stock before making a decision whether to surrender their Debentures for purchase.

If a Holder does not properly deliver the Holder’s Debentures to the Paying Agent electronically through ATOP over DTC’s PTS prior to 5:00 p.m., New York City time, on July 14, 2009, we will not purchase such Holder’s Debentures and such Debentures will remain outstanding subject to their existing terms. We do not plan to extend the period during which Holders of the Debentures have to surrender their Debentures unless required to do so by federal securities laws. If any Debentures remain outstanding following expiration of the Offer, we will become obligated to offer to purchase the Debentures, at the option of the Holders, in whole or in part, on July 15, 2014 and July 15, 2019, at purchase prices equal to 100% of the principal amount plus accrued and unpaid interest, if any, to (but excluding) the date of purchase. We will have the option to pay such purchase prices in cash, shares of Common Stock or a combination thereof.

Neither the Company nor our Board of Directors makes any recommendation as to whether you should surrender or refrain from surrendering your Debentures. You must make your own decision whether to surrender your Debentures, after taking into account your own personal circumstances and preferences. We recommend that you consult with your personal tax, financial and legal advisors when deciding whether or not you should tender your Debentures.

Procedures for Surrendering Debentures

Holders wishing to surrender their Debentures pursuant to the Offer must validly deliver such Debentures through DTC’s PTS to the Trustee, as Paying Agent, at any time during the period beginning on June 15, 2009 and expiring at 5:00 p.m., New York City time, on July 14, 2009.

A Holder whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee and who desires to surrender his or her Debentures must instruct such nominee to surrender the Debentures for purchase on the Holder’s behalf through the transmittal procedures of DTC prior to 5:00 p.m., New York City time, on July 14, 2009.

A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Debentures by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Debentures prior to 5:00 p.m., New York City time, on July 14, 2009; and

•	electronically transmitting the Holder’s acceptance through ATOP over DTC’s PTS, subject to the terms and procedures of that system, prior to 5:00 p.m., New York City time, on July 14, 2009.

The electronic instructions sent to DTC by the Holder (or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Offer. Holders bear the risk of untimely surrender of the Debentures and must allow sufficient time for the necessary procedures to be completed prior to 5:00 p.m., New York City time, on July 14, 2009.

If you are a U.S. Holder (as defined under the heading “Important Information Regarding U.S. Federal Income Tax Considerations”), complete and execute Form W-9 in accordance with the instructions accompanying the form. As described under the heading “Important Information Regarding U.S. Federal Income Tax Considerations,” failure to provide the information on the form may subject the surrendering Holder to backup withholding.

If you are a Non-U.S. Holder (as defined under the heading “Important Information Regarding U.S. Federal Income Tax Considerations”), complete and execute Form W-8BEN or W-8ECI in accordance with the instructions accompanying the form. As described under the heading “Important Information Regarding U.S. Federal Income Tax Considerations,” failure to provide the information on the form may subject the surrendering Holder to backup withholding.

Withdrawal Procedures

Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on July 14, 2009. In order to withdraw Debentures, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on July 14, 2009.

This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through ATOP over DTC’s PTS in sufficient time to allow DTC to withdraw the Debentures prior to 5:00 p.m., New York City time, on July 14, 2009.

Any properly withdrawn Debentures will be deemed not validly surrendered for purposes of the Offer. Debentures withdrawn from the Offer may be resurrendered by following the surrender procedures described above. Holders bear the risk of untimely withdrawal of previously surrendered Debentures and must allow sufficient time for the necessary procedures to complete prior to 5:00 p.m., New York City time, on July 14, 2009.

Payment of Purchase Price

We will forward to the Paying Agent, by 10:00 a.m., New York City time, on July 15, 2009, the appropriate amount of cash required to pay the total Purchase Price for the Debentures validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the Holders. Unless we default in making payment of the Purchase Price, interest on the purchased Debentures will cease to accrue on and after the Purchase Date. Each Holder of a beneficial interest in the Debentures that has properly delivered such beneficial interest for purchase by us through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on July 14, 2009, will receive the Purchase Price promptly following our delivery of the Purchase Price to the Paying Agent on July 15, 2009.

Source of Funds

Assuming all outstanding Debentures are surrendered, a total of $121,668,000 will be used to purchase the Debentures. We intend to pay the Purchase Price by using available cash.

Purchases of Debentures by Novell

Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Debentures. During the 60 days preceding the date of this Company Notice, neither we nor, to our knowledge, any of our executive officers, directors or affiliates have engaged in any transactions in the Debentures.

We and our affiliates, including executive officers and directors, are prohibited under applicable federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Offer until at least the tenth business day after the expiration of the Offer. Following that time, if any Debentures remain outstanding, Novell and its affiliates may purchase Debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. Any decision to purchase Debentures after the Offer, if any, will depend upon many factors, including the market price of the Debentures, the amount of Debentures surrendered for purchase pursuant to the Offer, the market price of our Common Stock, our business and financial position and general economic and market conditions.

The indenture provides that on or after July 20, 2009, and subject to compliance with applicable federal securities laws regarding purchases by Novell after the completion of a tender offer, we may redeem any Debentures that remain outstanding, in whole or in part, for cash at a purchase price equal to 100% of the principal amount of the Debentures redeemed plus accrued and unpaid interest, if any, to (but excluding) the redemption date.

Purpose of the Offer

We are making the Offer in order to fulfill the requirements of the Indenture. Any Debentures that we purchase pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture. Although in the ordinary course of business from time to time we evaluate acquisition opportunities, except as described in this Company Notice, in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we do not and the executive officers and directors do not currently have any plans, proposals or negotiations that would be material to a Holder’s decision to participate in the Offer, which relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;

(3) any material change in our present dividend rate or policy, or indebtedness or capitalization;

(4) any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in our corporate structure or business;

(6) any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of Novell, or the disposition of our securities of; or

(10) any changes in our Certificate of Incorporation, By-Laws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Agreements Involving the Company’s Securities

Except as described herein, neither Novell nor, to our knowledge, any of our affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of the securities of Novell including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

No Solicitation

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. Wells Fargo Bank, National Association, however, is the Trustee and Paying Agent under the Indenture and will be communicating with and providing notices to Holders of the Debentures as required by the Indenture.

IMPORTANT INFORMATION REGARDING U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations relevant to the sale of Debentures pursuant to this Offer. This summary applies only to persons who hold the Debentures as capital assets (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)). This summary is based upon provisions of the Code, applicable regulations, administrative rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, administrative or judicial action, possibly with retroactive effect. This summary does not address all aspects of U.S. federal income taxation or tax consequences that may be relevant to Holders in light of their personal circumstances or particular situations, or deal with those consequences that may be relevant to persons who are otherwise subject to special tax treatment, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market;

•	banks and certain financial institutions;

•	tax-exempt organizations;

•	life-insurance companies;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who hold the Debentures as part of a hedging, integrated or conversion transaction or a straddle;

•	persons (other than Non-U.S. Holders, as defined below) whose “functional currency” is not the U.S. dollar; and

•	persons subject to the alternative minimum tax.

If a partnership holds Debentures, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the Debentures, you should consult your tax advisors.

If you are considering the sale of Debentures pursuant to the Offer, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction and any estate or gift tax considerations that may be relevant to you.

As used herein, the term “U.S. Holder” means a beneficial owner of a Debenture that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation without regard to its source; or

•	a trust, if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “Non-U.S. Holder” is a beneficial owner (other than a partnership, or any entity treated as a partnership for U.S. federal income tax purposes) of a Debenture that is not a U.S. Holder. Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them of the sale of their Debentures pursuant to the Offer.

The Company believes and has taken the position that the Debentures were not issued or subsequently reissued with “original issue discount” for U.S. federal income tax purposes. In the event the Debentures are subject to the original issue discount rules, the tax treatment of the Offer could be materially different than that described below. The remainder of this discussion assumes that the Debentures were not issued or reissued with original issue discount for federal income tax purposes.

U.S. Holders.

Repurchase of Debentures. A U.S. Holder will generally recognize gain or loss upon the sale of a Debenture pursuant to the Offer equal to the difference between the amount realized upon the sale (other than amounts attributable to accrued and unpaid interest that the U.S. Holder was required to but has not previously included in income, which will be taxed as ordinary interest income) and such U.S. Holder’s adjusted tax basis in the Debenture. A U.S. Holder’s adjusted tax basis in a Debenture will generally be equal to the amount that the U.S. Holder paid for the Debenture, increased by any interest income or market discount previously included in income by the U.S. Holder through such date and decreased by the amount of any payments made on the Debenture to the U.S. Holder and by any amortizable bond premium that the Holder has previously taken into account through such date. Subject to the market discount rules described below, a U.S. Holder’s gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Debenture has been held for more than a year. The deductibility of capital losses is generally subject to limitation.

A U.S. Holder who acquired a Debenture at a market discount generally will be required to treat any gain recognized upon the repurchase of that Debenture pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount, unless the Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, a Debenture generally has a market discount if it was purchased other than at original issue at an amount less than the stated principal amount of the Debenture.

Information reporting and backup withholding. In general, if you are a noncorporate U.S. Holder, we are required to report to the Internal Revenue Service (the “IRS”) our payment to you from the sale of a Debenture to us. Backup withholding will apply to the proceeds from the sale of a Debenture to us if a U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the IRS that such U.S. Holder has failed, among other things, to report all interest income required to be shown on such U.S. Holder’s U.S. federal income tax returns. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Non-U.S. Holders.

Repurchase of Debentures. In general, amounts a Non-U.S. Holder receives from the repurchase of a Debenture pursuant to the Offer that are attributable to interest will be exempt from U.S. federal income tax and withholding under the so-called “portfolio interest” exemption subject to certain exceptions. If a Non-U.S. Holder is unable to rely upon the portfolio interest exemption, payments to such Holder that are attributable to interest will be subject to U.S. federal income tax withholding at a rate of 30% and will be made net of such withholding, unless, prior to such payment, the Non-U.S. Holder provides the Company with a properly executed (i) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or successor form) stating that interest paid on the Debenture is not subject to withholding because it is effectively connected with such Non-U.S. Holder’s conduct of a U.S. trade or business.

If a Non-U.S. Holder is engaged in a U.S. trade or business and the interest on a Debenture is effectively connected with the conduct of that trade or business, then, subject to an applicable tax treaty providing otherwise, the Holder will be subject to U.S. federal income tax on that interest on a net income basis (although the Holder will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) generally in the same manner as if the Non-U.S. Holder was a U.S. person as detailed in the Code. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower applicable treaty rate) of its earnings and profits for the taxable year (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business.

Non-U.S. Holders generally will not be subject to U.S. federal income taxation (including by means of withholding) on gain recognized on a repurchase of a Debenture unless (i) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We believe we are not and have not been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A Non-U.S. Holder whose gain is effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. federal income tax on the net gain derived from the sale, subject to an applicable tax treaty providing otherwise. Any such effectively connected gain received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Information reporting and backup withholding. A Non-U.S. Holder generally will not be subject to backup withholding with respect to the repurchase proceeds, provided that the payor does not have reason to know that such Holder is a U.S. person and the Holder has furnished to the payor a valid and properly completed IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, its status as a Non-U.S. person, or the Holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

All descriptions of tax considerations are for the Holders’ guidance only and are not tax advice. The Company recommends that the Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering any Debenture for repurchase, including the applicability and effect of state, local, and foreign tax laws, before surrendering their Debenture for purchase.

OTHER INFORMATION

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this document is a part, with respect to the Offer. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to surrender your Debentures:

a. our Annual Report on Form 10-K for our fiscal year ended October 31, 2008, filed with the SEC on December 23, 2008;

b. our Quarterly Reports on Form 10-Q for the fiscal quarter ended January 31, 2009, filed with the SEC on March 11, 2009, and for the fiscal quarter ended April 30, 2009, filed with the SEC on June 9, 2009; and

c. our Current Reports on Form 8-K filed with the SEC on December 19, 2008, February 2, 2009, April 9, 2009, and April 13, 2009.

The SEC file number for these filings is 000-13351. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s website at www.sec.gov. These filings may also be examined, and copies may be obtained, at the following SEC public reference room:

100 F Street, N.E.

Washington, D.C. 20549

We will also provide without charge to each person to whom a copy of this document is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Novell, Inc.

404 Wyman Street, Suite 500, Waltham, Massachusetts 02451

Attn: Shareholder Services

(781) 464-8000

APPENDIX A

Set forth below are the names and titles of each of our executive officers and directors as of June 12, 2009. The address of each such person is c/o Novell, Inc., 404 Wyman Street, Suite 500, Waltham, Massachusetts 02451, and the business telephone of each such person is (781) 464-8000.

Ronald W. Hovsepian	President, Chief Executive Officer and Director
Dana C. Russell	Senior Vice President and Chief Financial Officer
Jeffrey M. Jaffe	Executive Vice President and Chief Technology Officer
John K. Dragoon	Senior Vice President and Chief Marketing Officer
Scott N. Semel	Senior Vice President, General Counsel and Secretary
Colleen O’Keefe	Senior Vice President, Services, Teleweb and Operations
Albert Aiello	Director
Fred Corrado	Director
Richard L. Crandall	Director
Gary G. Greenfield	Director
Judith H. Hamilton	Director
Patrick S. Jones	Director
Claudine B. Malone	Director
Richard L. Nolan	Director
Thomas G. Plaskett	Director
John W. Poduka, Sr.	Director
Kathy B. White	Director